Exhibit 99.1

CELYAD ONCOLOGY SA

Listed limited liability company

Rue Edouard Belin, 2

1435 Mont-Saint-Guibert

LER Nivelles 0891.118.115

CONVENING LETTER TO THE ORDINARY GENERAL MEETING OF SHAREHOLDERS OF 5 MAY 2023

The board of directors has the honor to convene the shareholders and warrant holders of Celyad Oncology SA (the “Company”) to attend the ordinary general meeting to be held on 5 May 2023 at 2pm (CET) at the Company’s registered office, the agenda of which is given below.

1.

Acknowledgement of the special report of the board of directors prepared in accordance with Article 7:228 of the Companies and Associations Code and the measures proposed by the board of director’s therein

Comments on this agenda item: The board of directors requests the general meeting to acknowledge the aforementioned report.

2.	Decision relating to the continuation of the Company’s activities and approval of any possible remedial measures proposed by the board of directors

Proposal of resolution: the meeting resolves, in particular in view of the above-mentioned report, (i) to continue operations of the Company, (ii) to confirm that additional reorganization measures do not seem necessary due to the measures already taken over the last 8 to 9 months as indicated in the report and (iii) to allow the board of directors to examine other possible measures and to take them into account in the light of the Company’s financial needs.

3.	Deliberation on the annual report of the board of directors for the financial year ended on 31 December 2022 and on the report of the statutory auditor for the financial year ended on 31 December 2022

Comments on this agenda item: The board of directors requests the general meeting of shareholders to take note of the board of directors’ annual report for the financial year ended on 31 December 2022 and the statutory auditor’s report for the financial year ended on 31 December 2022.

4.	Deliberation and approval of the Company’s remuneration report, as presented by the nomination and remuneration committee and as included in the annual report

Proposal of resolution: The meeting decides to approve the remuneration report prepared by the board of directors, as presented by the nomination and remuneration committee and as included in the annual report.

5.	Deliberation on the consolidated financial statements for the financial year ended on 31 December 2022

Comments on this agenda item: The board of directors requests the general meeting of shareholders to acknowledge the consolidated financial statements for the financial year ended on 31 December 2022.

6.	Deliberation and approval of the annual accounts for the financial year ended on 31 December 2022 and the allocation of the result as proposed by the board of directors in its annual report

Proposal of resolution: The meeting decides to approve the annual accounts for the financial year ended on 31 December 2022 and the allocation of the result as proposed by the board of directors in its annual report.

7.	Discharge to the directors

Proposal of resolution: The meeting decides to grant discharge to the following directors for the exercise of their mandate during the financial year ended on 31 December 2022:

•	Mel Management SRL, represented by M. Michel Lussier, Chairman;

•	Filippo Petti;

•	Serge Goblet;

•	Chris Buyse;

•	R.A.D. Lifesciences BV, represented by Rudy Dekeyser;

•	Hilde Windels;

•	Dominic Piscitelli;

•	Marina Udier Blagovic;

•	Christopher LiPuma;

•	Ami Patel Shah.

8.	Discharge to the statutory auditor

Proposal of resolution: The meeting decides to grant discharge to the statutory auditor CVBA E&Y Bedrijfsrevisoren – Réviseurs d’entreprises, having its registered office at De Kleetlaan 2, B – 1831 Diegem, Belgium, duly represented by Carlo-Sébastien d’Addario, for the exercise of his mandate during the financial year ended on 31 December 2022.

9.	Appointment of the Statutory Auditor

Proposal of resolution: Further to the termination of the mandate of CVBA E&Y Bedrijfsrevisoren – Réviseurs d’entreprises as statutory auditor, the general meeting approves the appointment of VCBA BDO Bedrijfsrevisoren – Réviseurs d’entreprises, having its registered office at 1930 Zaventem, The Corporate Village, Da Vincilaan 9, box E.6, Belgium, duly represented by Bert Kegels and Christophe Pelzer, as Statutory Auditors, for a term of 3 years, i.e. until the ordinary general meeting approving the accounts closed on 31 December 2025, and approves an EUR 119,000 (excl. VAT) annual fees for the first year.

10.

Deliberation on the approval of the terms and conditions of a potential warrant plans to be implemented and in particular on the change of control clause in accordance with Article 7:151 of the Companies and Associations Code

Proposal of resolution: The general meeting decides to approve the terms and conditions of a model of warrant plan to be respected in the context of the potential implementation of a such plan during the next 12 months, on the proposal of the nomination and remuneration committee, whose exercise price shall be the lower of (i) the average closing price of the share during the 30 days preceding the offer and (ii) the last closing price preceding the date of the offer. More specifically, the meeting approves, in accordance with Article 7:151 of the Companies and Associations Code, the anticipated exercise clause in the event of a change of control or a public offer on the Company’s shares. The implementation of such plans is subject to any contractual restrictions the company has entered into.

11.	Confirmation of the appointment of a director co-opted by the board of directors on 23 March 2023

Proposal of resolution: The meeting decides to confirm the appointment of SYGA BIO SARL, with registered office at 75011 Paris, 131 boulevard Charonne, represented by Mr. Georges Rawadi, co-opted by the board of directors on 23 March 2023. The mandate of this director will not be remunerated.

Information relating to the skills and experience of the candidate director is set out in an annex to the notice of the meeting.

12.	Power of attorney

Proposition of resolution: The meeting decides to grant a proxy to Mrs. An Phan, Head of Legal, and/or F&C Consulting SRL, represented by M. David Georges, VP Finance and Administration, and/or Me Adrien Lanotte, and/or to any lawyer of the firm Harvest Avocats, or to each member of the board of directors of the Company, acting alone, each with power of substitution, in order to issue, execute and sign all documents, instruments, steps and formalities and to give all necessary or useful instructions to execute the aforementioned decisions, including, but not limited to, the formalities for filing with the National Bank of Belgium the annual accounts and the consolidated annual accounts closed on 31 December 2022, the annual reports and the auditor’s report relating thereto and the realization of the necessary publication formalities, including the publication in the annexes to the Belgian Official Gazette of the abovementioned decisions.

RECOMMANDATION

The board of directors is recommending that the shareholders approve each of the foregoing proposals.

QUORUM AND MAJORITY

Quorum requirement: No quorum is required for the agenda items of the ordinary shareholders’ meeting.

Vote and majority: Without prejudice to the shares fully subscribed and registered since at least two years without interruption in the name of the same shareholder in the shareholder registry and benefit of a double voting right, each share gives right to one vote. The proposed resolutions of the ordinary shareholders’ meeting shall be adopted by a simple majority of the votes validly casted by the shareholders. Pursuant to the Article 7:135 of the Companies and Associations Code, the holders of warrants have the right to participate to the shareholders’ meeting, but only with a consultation right.

PARTICIPATION IN THE MEETING

Covid-19 measures

The Company will grant access to the meeting room to shareholders only to the extent permitted in light of the measures taken by the authorities as applicable on the meeting’s date. The Company is monitoring the situation closely and will disclose all relevant information and additional measures impacting the shareholders’ meeting on its website. However, the Company strongly encourages the shareholders to limit their physical presence and to vote through proxy (pursuant to the procedure described below).

Admission requirements

The right to participate in the general meeting of shareholders and to vote is subject to the prior accounting registration of the shares under the shareholder’s name on 21 April 2023 at midnight (Belgian time) (the “Record Date”), either by way of registration on the Company’s share register, or either by way of registration in book entry form in an account held with a settlement institution or a certified account holder, without taking into account the number of shares held by the shareholder at the day of the general meeting.

The day and time referred to above shall constitute the Record Date. Only persons who are shareholders on the Record Date are entitled to attend and vote at the general meeting.

A certificate is delivered to the shareholder by the settlement institution or certified account holder which certifies the number of dematerialised shares registered in its accounts under the name of the shareholder on the Record Date, for which the shareholder has expressed its intention to participate in the general meeting.

The shareholder indicates his intention to participate in the general meeting by 28 April 2023 at the latest. This must be done by email to investors@celyad.com, or by mail marked for the attention of Celyad Oncology SA, Mrs. An Phan, Head of Legal, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

The holders of warrants have the right to attend the general meeting, subject to them fulfilling the shareholders’ admission conditions.

Right to include items on the agenda and to submit proposals for decisions

In accordance with article 7:130 of the Companies and Associations Code, one or more shareholders holding together at least 3% of the share capital may request the inclusion of items on the agenda to be addressed at the general meeting and request the submission of decisions’ proposals concerning items to be addressed or included on the agenda.

The shareholder or shareholders exercising this right must, in order for their request to be examined at the general meeting, satisfy the following two conditions:

•

prove that they hold the abovementioned required percentage on the date of their request (either by way of a certificate mentioning the registration of the corresponding shares on the Company’s share register, or by way of an attest of a settlement institution or a certified account holder setting out the number of corresponding dematerialised shares registered in its accounts under the name of the shareholder); and

•	still be a shareholder for up to 3% of the Company’s share capital on the Record Date.

Items to be included on this agenda and/or decisions’ proposals must be sent to the Company on 13 April 2023 at the latest by email to investors@celyad.com, or by mail marked for the attention of Celyad Oncology SA, Mrs. An Phan, Head of Legal, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

The Company will acknowledge receipt of the requests sent by email or by mail to the address indicated by the shareholder within 48 hours after receipt.

The revised agenda will be published on 20 April 2023 at the latest (on the Company’s website at the address www.celyad.com, in the Belgian Official Gazette and in the press) if one or more requests to include new items or proposals for decisions on the agenda have been received within the aforementioned deadline.

Further information relating to the abovementioned rights and the modalities for exercising them are available on the Company’s website (www.celyad.com).

Right to ask questions

Shareholders may ask questions exclusively in writing before the meeting, concerning the report of the Board of Directors or the agenda of the meeting. The Company will answer the questions during the meeting.

The questions can be sent prior to the general meeting by email to the address investors@celyad.com or by mail marked for the attention of Celyad Oncology SA, Mrs. An Phan, Head of Legal, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert.

Those questions must be received by the Company on 28 April 2023 at 17h00 (CET) at the latest.

Further information relating to the abovementioned right and the modalities for exercising them are available on the Company’s website (www.celyad.com).

Proxies

Any shareholder who wishes to vote at the meeting shall be represented by the proxy holder determined by the Company.

Shareholders wishing to be represented must use the proxy form established by the board of directors. The proxy form may be obtained on the Company’s website (www.celyad.com) or upon request at the Company’s registered office, or by email to investors@celyad.com.

The original form signed on paper form must be received by the Company on 28 April 2023 at 17h00 (Belgian time) at the latest. This form may be communicated to the Company by mail marked for the attention of Celyad Oncology SA, Mrs. An Phan, Head of Legal, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, or by email to investors@celyad.com provided that the last communication is signed by electronic signature, in accordance with applicable Belgian legislation. Shareholders are invited to follow the instructions set out in the proxy form in order to be validly represented at the meeting.

Shareholders wishing to be represented must comply with the registration and confirmation procedure described above.

Available documents

All documents concerning the general meeting that are required by law to be made available to shareholders may be consulted on the Company’s website (www.celyad.com) as from 4 April 2023.

As from the same date, shareholders have the right to consult these documents on business days and during normal office hours, at the Company’s registered office and/or, upon display of their securities, obtain copies of these documents free of charge.

Requests for copies may also be made, free of charge, by mail (writing) marked for the attention of Mrs. An Phan, Head of Legal, Rue Edouard Belin 2, B-1435 Mont-Saint-Guibert, or by email to investors@celyad.com

The board of directors

Annexes